Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
(dba PDC Energy)

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009		2008 (d)	2007 (d)	2006 (d)	2005 (d)
	(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$38,763	$(128,813)		$168,156	$42,590	$379,800	$51,918
Fixed charges (see below)	24,265	38,710		31,583	12,796	4,187	317
Amortization of capitalized interest	624	991		744	366	52	—
Interest capitalized	(258)	(751)		(2,618)	(3,023)	(1,620)	—
Total adjusted earnings (loss) available for fixed charges	$63,394	$(89,863)		$197,865	$52,729	$382,419	$52,235

Fixed Charges
Interest and debt expense (a)	$23,646	$37,208		$28,132	$9,279	$2,443	$217
Interest capitalized	258	751		2,618	3,023	1,620	—
Interest component of rental expense (b)	361	751		833	494	124	100
Total fixed charges	$24,265	$38,710		$31,583	$12,796	$4,187	$317

Ratio of Earnings to Fixed Charges	2.6x	—	(c)	6.3x	4.1x	91.3x	164.8x

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(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $128.6 million.

(d)
Total adjusted earnings available for fixed charges for the years ended December 31, 2005 through 2008, have not been adjusted to reflect the divestiture of our Michigan asset group, such adjustments would not materially impact the ratio of earnings to fixed charges.